Exhibit 4.21

DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

General

Pursuant to our fifth amended and restated certificate of incorporation (as amended, the “Restated Certificate”), our authorized capital stock consists of a total of Two Hundred Sixty Million (260,000,000) shares, of which Two Hundred Fifty Million (250,000,000) shares are Common Stock, and Ten Million (10,000,000) shares are Preferred Stock.

As of December 31, 2020, Hancock Jaffe Laboratories, Inc. (“we,” “our,” “us” or the “Company”) had two classes of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): our Common Stock, par value $0.00001 per share (the “Common Stock”) and our warrants issued as part of the units consisting of one share of Common Stock and one warrant to purchase commons stock sold to the public through our initial public offering (the “Listed Warrants”).

The following description of our Common Stock is not complete and is subject to and qualified in its entirety by our Restated Certificate and amended and restated bylaws which are filed as exhibits 3.1, 3.2 and 3.3 to our Annual Report on Form 10-K for the year ended December 31, 2020 (the “Report) of which this Exhibit 4.21 is a part, and by the relevant provisions of the Delaware General Corporation Law. The following description of our Listed Warrants is not complete and is subject to and qualified in its entirety by the warrant agreement, as amended, which is filed as Exhibits 4.11, 4.12 and 4.13 to our Report.

Common Stock

Under the terms of our Restated Certificate, holders of our Common Stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders, including the election of directors, and do not have cumulative voting rights. The holders of outstanding shares of Common Stock are entitled to receive dividends out of assets or funds legally available for the payment of dividends at such times and in such amounts as our board of directors from time to time may determine. Our Common Stock is not entitled to pre-emptive rights and is not subject to conversion or redemption. Upon liquidation, dissolution or winding up of our company, the assets legally available for distribution to stockholders are distributable ratably among the holders of our Common Stock after payment of liquidation preferences, if any, on any outstanding payment of other claims of creditors. The rights, preferences and privileges of holders of Common Stock are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Listed Warrants

Each twenty-five Listed Warrants entitle the holder to purchase one share of Common Stock at a price of $150.00 per whole share, subject to adjustment as discussed below, at any time after 9:30:01 a.m., New York City time, on May 31, 2018. The Listed Warrants will expire at 5:00 p.m., New York City time, on May 31, 2023. There are 1,725,000 Listed Warrants outstanding entitling the holders thereof to an aggregate of 69,000 shares of Common Stock upon exercise.

The Listed Warrants were issued in registered form under a warrant agreement between VStock Transfer, LLC, as warrant agent, and us. As described herein, a copy of the warrant agreement is filed as an exhibit to the Report.

The exercise price and number of shares of Common Stock issuable on exercise of the Listed Warrants may be adjusted in certain circumstances including in the event of a stock split or stock dividend, or our recapitalization, reorganization, merger or consolidation.

The Listed Warrants may be exercised upon surrender of the warrant certificate on or before its expiration date at the offices of our company, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified or bank cashier’s check payable to our company, for the number of Listed Warrants being exercised. Warrant holders will not have any voting rights or any other of the rights or privileges of holders of Common Stock until they exercise their Listed Warrants and receive shares of Common Stock. After the issuance of shares of Common Stock upon exercise of the Listed Warrants, each holder will be entitled to one vote for each share held on record on all matters to be voted on by stockholders.

No Listed Warrants will be exercisable and we will not be obligated to issue shares of Common stock unless at the time a holder seeks to exercise such warrant, a prospectus relating to the Common Stock issuable upon exercise of the Listed Warrants is current and the Common Stock has been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the Listed Warrants. In addition, holders of the Listed Warrants are not entitled to net cash settlement and the Listed Warrants may only be settled by delivery of shares of our Common Stock and not cash. Under the terms of the warrant agreement, we have agreed to use commercially reasonable efforts to meet these conditions and to maintain a current prospectus relating to the Common Stock issuable upon exercise of the Listed Warrants until the expiration of the Listed Warrants. However, we cannot assure you that we will be able to do so and, if we do not maintain a current prospectus relating to the Common Stock issuable upon exercise of the Listed Warrants, holders will be unable to exercise their Listed Warrants and we will not be required to settle any such warrant exercise. If the prospectus relating to the Common Stock issuable upon the exercise of the Listed Warrants is not current or if the Common Stock is not qualified or exempt from qualification in the jurisdictions in which the holders of the Listed Warrants reside, the Listed Warrants may have no value, the market for the Listed Warrants may be limited and the Listed Warrants may expire worthless.

We will not issue fractional shares upon exercise of the Listed Warrants. If, upon exercise of the Listed Warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, issue only the largest whole number of aggregate shares issuable on such exercise to the warrant holder and disregard such remaining fractional shares.

Delaware Anti-Takeover Law and Provisions of Our Restated Certificate and Amended and Restated Bylaws

Some provisions of Delaware law, our Restated Certificate and our amended and restated bylaws contain provisions that could make the following transactions more difficult: an acquisition of us by means of a tender offer; an acquisition of us by means of a proxy contest or otherwise; or the removal of our incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions which provide for payment of a premium over the market price for our shares.

These provisions, summarized below, are intended to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of the increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

Delaware Anti-Takeover Law

We are subject to Section 203 of the DGCL. Section 203 generally prohibits a publicly traded corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

●	prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;
●	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding specified shares; or
●	at or subsequent to the date of the transaction, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3 % of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a “business combination” to include:

●	any merger or consolidation involving the corporation and the interested stockholder;
●	any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 10% or more of the assets of the corporation to or with the interested stockholder;
●	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;
●	subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or
●	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an “interested stockholder” as any person that is:

●	the owner of 15% or more of the outstanding voting stock of the corporation;
●	an affiliate or associate of the corporation who was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the relevant date; or
●	the affiliates and associates of the above.

Under specific circumstances, Section 203 makes it more difficult for an “interested stockholder” to effect various business combinations with a corporation for a three-year period, although the stockholders may, by adopting an amendment to the corporation’s certificate of incorporation or bylaws, elect not to be governed by this section, effective 12 months after adoption.

Our Restated Certificate and amended and restated bylaws do not exclude us from the restrictions of Section 203. We anticipate that the provisions of Section 203 might encourage companies interested in acquiring us to negotiate in advance with our board of directors since the stockholder approval requirement would be avoided if a majority of the directors then in office approve either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder.

Amendment of the Restated Certificate

An amendment of the provisions of the Restated Certificate requires approval by holders of a majority the outstanding capital stock entitled to vote.

Undesignated Preferred Stock

The ability of our board of directors, without action by the stockholders, to issue up to 10,000,000 shares of undesignated preferred stock with voting or other rights or preferences as designated by our board of directors could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company.

Stockholder Meetings

Our Restated Certificate and amended and restated bylaws provide that a special meeting of stockholders may be called only by our chairman of the board, chief executive officer or president, or by a resolution adopted by a majority of our board of directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals to be brought before a stockholder meeting and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors.

Elimination of Stockholder Action by Written Consent

Our Restated Certificate and amended and restated bylaws eliminate the right of stockholders to act by written consent without a meeting.

Removal of Directors

Our Restated Certificate provides that no member of our board of directors may be removed from office by our stockholders except for cause and, in addition to any other vote required by law, upon the approval of not less than two-thirds of the total voting power of all of our outstanding voting stock then entitled to vote in the election of directors.

Stockholders Not Entitled to Cumulative Voting

Our Restated Certificate does not permit stockholders to cumulate their votes in the election of directors. Accordingly, the holders of a majority of the outstanding shares of our Common Stock entitled to vote in any election of directors can elect all of the directors standing for election, if they choose, other than any directors that holders of our preferred stock may be entitled to elect.